July 9, 2019

Douglas Chloupek
Chief Executive Officer
JUVA LIFE INC./Canada
1500 - 885 West Georgia Street
Vancouver, British Columbia V6C 3E8
Canada

       Re: JUVA LIFE INC./Canada
           Offering Statement on Form 1-A
           Filed June 12, 2019
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed July 1, 2019
           File No. 024-11014

Dear Mr. Chloupek:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed June 12, 2019

Consolidated Financial Statements, page F-5

1. Your parent company and various subsidiaries have similar names. Further, your nomenclature and abbreviations used for the various entities involved are not used consistently throughout your filing. Please revise your references to the various entities involved throughout the filing, including but not limited to the pro forma information beginning on page F-46, to be more consistent and to clearly and positively identify the entities involved. For example, please address the following:
        The financial statements for the company, Juva Life, Inc., presented on page F-5 is a shell entity which was incorporated on April 3, 2019 in the British Columbia, whereas the financial statements presented on page F-21 for Juva Life, Inc. for the year ended
 Douglas Chloupek
FirstName LastNameDouglas Chloupek
JUVA LIFE INC./Canada
Comapany NameJUVA LIFE INC./Canada
July 9, 2019
Page 2
July 9, 2019 Page 2
FirstName LastName
             December 31, 2018 which was incorporated on June 29, 2018 in California has operations. The presentation of the two entities with the same name is confusing.
             Please revise to clarify.
             Juva Life Inc., the registrant, was incorporated on April 3, 2019. It appears based on page 5 that Juva Life, Inc, for which the financial statements are presented on page F-
             21 is the subsidiary of the company as of May 30, 2019. If the financial statements beginning on page F-21 are the predecessor of the registrant, please indicate that in the filing.
             You state on page F-25 that the Company entered into a merger agreement with Juva
             Holdings (Holdco) and Juva Life Inc. (Juva Canada). Please revise to clarify the relationship of Juva Canada to the registrant.
             Please clarify the relationship of Juva Holdings (California) Ltd (Holdco), referred to on page F-25 to Juva Holdings (California) Ltd (Subco) referred to on pages F-9 and
             F-48.
             Please clarify the relationship of Juva USA, referred to on pages F-9 and F-48 to Juva
             Life Inc., for which the financial statements are presented beginning on page F-21.
             Also clarify if Juva CA as referred to on page 5 and elsewhere is the same entity as
             Juva USA and Juva Life, Inc., the company's subsidiary.
             The discussion of Juva CA for Juva Life, Inc., a California corporation, is confusing since it appears similar to Juva Canada, the Canadian entity. Please revise to clarify.
             Your reference on page F-48 to Juva Holdings (California) Ltd (Subco) and Juva Life,
             Inc. (Juva USA) together combined being referred to as Subco is confusing since
             Subco is part of the combined Subco. Please revise to clarify. Amendment No. 1 to Offering Statement on Form 1-A Filed July 1, 2019

Cover Page

2. Please revise the aggregate offering price in Item 4 of Part I and on the cover page of the
         Offering Statement to reflect the proceeds to be received from the exercise of the warrants in the total maximum offering. Please also expand your use of proceeds section on page
         34 to set forth how proceeds to be received from the exercise of the warrants will be used. See Note to Paragraph (a) of Regulation A Rule 251.
Summary
Our Business, page 5

3. We note your statement that you will be involved in drug research, manufacturing and distribution but you do not have plans to seek United States federal regulatory approval for the products. Additionally, we note your plans to target numerous disorders with your products on page 37. Please clarify whether these products would be regulated by the U.S. Food and Drug Administration or comparable regulatory bodies and tell us the basis for your belief that approval for the products would not be required.
 Douglas Chloupek
FirstName LastNameDouglas Chloupek
JUVA LIFE INC./Canada
Comapany NameJUVA LIFE INC./Canada
July 9, 2019
July 9, 2019 Page 3
Page 3
FirstName LastName
Risk Factors
We will incur increased costs as a result of our public reporting obligations..., page 28

4. We note your statement that you "may become subject to periodic reporting requirements." Please revise to clarify the reporting obligation to which you will be subject following completion of this offering and the reports to which purchasers in this offering under Regulation A will be entitled.
Description of Business
Our Products and Services, page 37

5. Please revise this section to disclose in greater detail the current stage of your business.
         Your disclosure should clearly state the current status of development, the steps you have taken toward your planned operations, your intended customers and market(s) in which you plan to distribute your products, your anticipated timeline, and the steps remain.
         Additionally, please clarify whether Frost Flowers is currently growing cannabis and the expected production in 2019.
6. We note that your strategic plan hinges on the licenses you have obtained or will obtain to operate at every level as a vertically integrated company. Please expand to describe the material rights and obligations of the permits and licenses you reference in this section, as well as the status of the applications you mention here. Further clarify what you mean by obtaining licenses and permits "in all verticals" of the California cannabis market.
Directors, Executive Officers and Significant Employees
Business Experience, page 48

7. Please provide clear disclosure regarding the business experience of Mr. Lee, Dr. Patel,
         Mr. Singhavon, and Ms. Gothie during the past five years, including in each case their principal occupations and employment, the dates they served in those roles, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. See Item 10(c) of Part II of From 1-A.
Securities Being Offered, page 54

8. Please revise to describe the provision in Section 11.1 of the subscription agreement, and clarify whether the provision applies to Securities Act or Exchange Act claims.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Douglas Chloupek
JUVA LIFE INC./Canada
July 9, 2019
Page 4

action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Mary Mast at 202-551-3613 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameDouglas Chloupek
                                                           Division of
Corporation Finance
Comapany NameJUVA LIFE INC./Canada
                                                           Office of Healthcare
& Insurance
July 9, 2019 Page 4
cc:       Rebecca G. DiStefano, Esq.
FirstName LastName